Exhibit 99.18

CONSENT

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the reports entitled (a) “Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada” dated March 26, 2018, and (b) "Technical Report with an Updated Mineral Resource Estimate for the Waterbury Lake Property, Northern Saskatchewan" dated December 21, 2018, and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 13, 2020

(Signed) “Dale Verran”
__________________________
Dale Verran, MSc, P.Geo, Pr.Sci.Nat.
Denison Mines Corp.